

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2020

Rachel Goldman
Chief Executive Officer and Director
Paramount Gold Nevada Corp.
665 Anderson Street
Winnemucca, NV 89445

>   **Re: Paramount Gold Nevada Corp.**
>   **Registration Statement on Form S-3**
>   **Filed May 29, 2020**
>   **File No. 333-238803**

Dear Ms. Goldman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Exhibit 5.1, page II-2

1. Please file a legal opinion that opines on the law of the jurisdiction governing the debt securities. In that regard, we note your disclosure that the indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York, but the legal opinion filed as Exhibit 5.1 does not appear to opine on such laws.

General

2. We note that your mandatory forum provision in your amended and restated articles of incorporation identifies the Sixth Judicial District Court of Northern Nevada as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.

       In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also add related risk factor disclosure, and revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: James T. Seery